Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

The following slides relate to the SoftBank Corp. earnings results briefing held on April 30, 2013.

SELECTED SLIDES FROM PRESENTATION MATERIALS USED

IN EARNINGS RESULTS BRIEFING